SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period May 1 - 31, 2003

Commission File Number: 00024536

Luke Energy Ltd.

(Exact name of registrant as specified in its charter)

Suite 1200. 520 – 5th Avenue S.W., Calgary, Alberta T2P 3R7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release
May 22, 2003

PRESS RELEASE
LUKE ENERGY — FIRST QUARTER RESULTS

Calgary, Alberta: Luke Energy Ltd. announces its initial quarterly report to shareholders for the period ended March 31, 2003. This covers the Company’s first 34 days of operations from February 26th to March 31st, 2003.

Luke Energy was created in connection with the sale of KeyWest Energy Corporation (our former company) to Viking Energy Royalty Trust. In addition to the sale consideration that shareholders received from Viking, they also received one share of Luke Energy for every 10 KeyWest shares held — thus creating a shareholder base for Luke Energy. As part of the sale arrangement, Viking rolled 160 barrels of oil equivalent per day (boepd) of production into Luke Energy and also transferred a 100% interest in 11,720 acres of undeveloped land. As a result Luke Energy qualified for a Toronto Stock Exchange listing.

Two private placements were completed subsequent to the formation of Luke Energy. In the initial financing, a total of 1.65 million shares were issued at 81¢ and a major financing followed with the sale of 24.8 million special warrants at $1.45 each (subsequently converted into Luke Energy shares on a “one for one” basis) for net proceeds after commission of $34 million. Luke thus begins its corporate life with 33.05 million shares outstanding, cash of $35 million, no debt, production of 160 boepd and 11,720 acres of undeveloped land.

People are a key ingredient to the success of any new venture. The senior executives have worked together for over 20 years and are reunited again in their fourth start-up — Harold Pedersen, Chairman & CFO, Mary C. Blue, President & COO, and Garry West, Senior Vice-President of Engineering. We have assembled a strong management group which comprises Rob Wollmann, Vice-President of Exploration, Carrie McLauchlin, Vice-President Finance & CFO and David Lewis, Vice-President of Land. In addition, Darwyn Miles is Manager of Engineering and Ruth DeGama is Manager of Production Services.

Our business plan for Luke Energy will employ the same strategies we’ve successfully used in the past. Our focus will be in western Canada and we will grow through a combination of mergers and acquisitions, exploitation drilling and low-risk exploration.

Information Contacts:	Harold V. Pedersen, Chairman and CEO Mary C. Blue, President and COO Carrie McLauchlin, Vice-President, Finance (403) 261-4811

(Attached to and forming part of a Press Release dated May 22, 2003)

Highlights

Period ended
(unaudited)	March 31, 2003

Operating[1]
Number of producing days	34
Production
Oil — bopd	76
Gas — mcf/d	508
Total — boepd (6 mcf = 1 bbl)	161

Product Prices ($Cdn)
Oil — $/bbl	$40.63
Gas — $/mcf	$9.30

Financial ($Cdn) [1]
Gross production revenue	$265,809
Cash flow from operations[2]	$68,353
per share — basic and diluted	$0.01
Earnings	$4,953
per share — basic and diluted	$0.00
Weighted average shares outstanding	8,226,301
Shares outstanding	8,226,301
Working capital	$35,156,193
Shareholders’ equity	$40,338,430

[1] There are no prior period comparatives as the Company began active operations February 26, 2003.

[2] Cash flow from operations means earnings plus future taxes and depletion and depreciation.